Exhibit 99.5

September 13, 2023

Board of Directors

Navios Maritime Holdings Inc.

Strathvale House, 90 N Church Street

P.O. Box 309, Grand Cayman

KY1-1104 Cayman Islands

Dear Directors,

On behalf of N Shipmanagement Acquisition Corp. (the “Offeror”), we are pleased to propose a transaction pursuant to which Navios Maritime Holdings Inc. (the “Company”) would be merged with an affiliate of the Offeror, which would result in all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) which are not beneficially owned by us and our affiliates, being converted into the right to receive $1.84 in cash per share.

We believe our proposal provides a very attractive opportunity to the Company’s stockholders and other constituencies on several fronts.

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The proposed transaction represents a premium of approximately 15.0% to the closing price of the Common Stock on September 12, 2023. The proposed transaction also represents meaningful premia to the volume-weighted average prices of the Common Stock over a variety of long-term trading periods.

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The proposed transaction allows the Company’s stockholders to immediately realize an attractive value in cash for their investment and also provides Company stockholders with certainty of value for their shares of Common Stock (especially when viewed against the operational, financial and refinancing risks inherent in the Company’s businesses).

We set forth below additional key terms to our proposal.

(1) Special Committee Process. It is our expectation that the Board of Directors will appoint a special committee of independent directors to consider our proposal and make a recommendation to the Board of Directors. We will not move forward with the transaction unless it is approved by such a special committee.

The Offeror, an affiliate of Angeliki Frangou, Ms. Frangou and her other affiliates beneficially own approximately 64.7% of the outstanding shares of Common Stock. In considering this proposal, you should know that in our capacity as Company stockholders, we only are interested in acquiring the shares of Common Stock not already owned by us and our affiliates and that, in such capacity, we have no interest in selling any of our equity interest in the Company nor would we expect, in our capacity as Company stockholders, to vote in favor of any alternative sale, merger, or similar transaction involving the Company.

If the special committee does not recommend the proposed transaction, such determination would not adversely affect our future relationship with the Company and we would intend to remain as long-term stockholders of the Company.

(2) Due Diligence and Documentation; Advisors. Given our relationship with the Company, we will not need to conduct any due diligence of any kind prior to negotiating and executing mutually acceptable definitive documentation. Thus, we are ready to negotiate and finalize definitive documentation. In connection with this proposal, we have engaged Fried, Frank, Harris, Shriver & Jacobson LLP as our legal advisor, and we encourage the special committee to retain its own legal and financial advisors to assist it in its review of the proposed transaction.

(3) Disclosure. In accordance with our legal obligations under U.S. securities laws, we promptly will file an amendment to our Schedule 13D, including a copy of this letter. We believe it is appropriate, as well, for the Company to issue a press release regarding our proposal prior to the opening of trading today.

(4) No Binding Commitment. Please be aware that our proposal is a preliminary expression of interest only, is not binding on us, and we reserve the right to withdraw or modify our proposal in any manner. We reserve the right to terminate negotiations and discussions at any time without any liability until a definitive agreement has been executed by all parties. No legal obligation with respect to a transaction shall arise unless and until execution of mutually acceptable definitive documentation.

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We and our advisors look forward to working with the special committee and its advisors to complete a mutually acceptable transaction.

We are available at your convenience to discuss any aspects of our proposal. Should you have any questions regarding our proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

N Shipmanagement Acquisition Corp.

/s/ Angeliki Frangou
Name: Angeliki Frangou